October 21, 2024

Rui Fang
Chief Executive Officer
Yuanbao Inc.
Building 2 No. 8 Beichen West Road
Chaoyang District, Beijing, 100101
The People's Republic of China

       Re: Yuanbao Inc.
           Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-282164
Dear Rui Fang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed September 16, 2024
General

1. In light of the six-month suspension of your auditor, PricewaterhouseCoopers Zhong
       Tian LLP ("PwC China"), by applicable Chinese authorities, please tell us how it may impact your filing and your plans moving forward in light of any developments, including whether the company is planning to continue using the audited financial statements and consent currently included in the registration statement, or what alternative plans are being made. For example, it is unclear what alternative plans are being considered and whether they may require authorization by the CSRC. Please continue to update us as applicable.
 October 21, 2024
Page 2

Risk Factors, page 29

2. We note your disclosure on page 46 related to risks stemming from service providers that may be subject to regulatory penalties or suspension or found in violation of any applicable rules and regulations. Please add a separately captioned risk factor discussing the fact that China's finance ministry and securities regulator recently imposed a six-month suspension on your auditor, PricewaterhouseCoopers Zhong
       Tian LLP ("PwC China"). In addition, clarify and discuss the scope of the suspension, including:
           the specific dates of the suspension;
           if the suspension impacts your ability to consult with the auditor during the six-
           month period;
           if the suspension is expected to have any impact on your ability to make timely
           Exchange Act filings that require audits, such as your next 20-F; whether the suspension is limited to PwC China or also impacts PricewaterhouseCoopers LLP, the firm listed on the consent filed as exhibit 23.1,
           or other affiliated entities, such as PwC Hong Kong;
           whether there is a possibility the duration of the suspension could be extended beyond six-months or additional suspensions could be imposed on your auditor or its affiliate entities, and
           other potential consequences of the suspension that are reasonably likely to have a material, adverse impact on you.
Description of Share Capital, page 202

3. We note that you removed disclosure related to an exclusive forum provision from this section, while retaining bracketed disclosure about the risks stemming from the deposit agreement, including an exclusive forum provision beginning on page 86.
       Please provide disclosure about any exclusive forum provisions in your governing documents here or in another appropriate section. Please ensure that such disclosure clarifies whether the provision applies to actions arising under the Securities Act or
       Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
       Securities Act or Exchange Act.
Experts, page 246

4. We note the recent six-month business suspension imposed on your auditor,
       PricewaterhouseCoopers Zhong Tian LLP, by the Ministry of Finance in
China.
 October 21, 2024
Page 3

       Please provide us with an analysis explaining how this suspension impacts your
       auditor   s ability to provide an updated consent signed by
PricewaterhouseCoopers
       Zhong Tian LLP or their ability to perform any other auditor-related work in connection with this registration statement during the period of suspension.
Exhibit Index
Exhibit 23.1, page II-4

5. We note your disclosure on page 246 that the financial statements included in the
       Prospectus have been so included in reliance on the report of PricewaterhouseCoopers
       Zhong Tian LLP, an independent registered public accounting firm, given the
       authority of said firm as experts in auditing and accounting. We also note that the audit report on page F-2 is signed by PricewaterhouseCoopers Zhong Tian LLP and that the exhibit index on page II-4 indicates the consent is provided by this same accounting firm. However, the consent filed as exhibit 23.1 is signed by PricewaterhouseCoopers LLP. Please explain the relationship between these two
       entities and how you determined it was appropriate for PricewaterhouseCoopers LLP to consent to a report that was issued by PricewaterhouseCoopers Zhong Tian LLP.
6. We note that the consent filed as exhibit 23.1 is signed by PricewaterhouseCoopers
       LLP located in Beijing, the People   s Republic of China. According to
the PCAOB   s
       list of registered accounting firms, we were unable to identify a firm with this name at this location. Please explain this apparent inconsistency and revise as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance